EXHIBIT 99.1

Colliers International Announces Leadership Changes

Dylan Taylor no longer CEO of Real Estate Services

TORONTO, June 20, 2019 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ: CIGI) (TSX: CIGI) (“Colliers”) announced today that Dylan Taylor has been terminated as Chief Executive Officer of its Real Estate Services division for misconduct including improper trading activity in Colliers securities in breach of his employment obligations. Mr. Taylor has made certain allegations which he asserts as the basis for a potential constructive dismissal claim. While management and the Board of Directors of Colliers have no reason to believe the validity of such claims, the Board has constituted a special committee to oversee an independent review of the allegations.

Jay Hennick, Chairman & Chief Executive Officer will continue to oversee the strategy and operations of Colliers as he has in the past, with all Regional and Business Line leaders directly reporting to him. John Friedrichsen, long-time Chief Financial Officer, will also take on added operational responsibilities. Effective immediately, the position of Chief Executive Officer of Real Estate Services is eliminated.

About Colliers International

Colliers International (NASDAQ, TSX: CIGI) is a leading global real estate services and investment management company. With operations in 68 countries, our 14,000 enterprising people work collaboratively to provide expert advice and services to maximize the value of property for real estate occupiers, owners and investors. For more than 20 years, our experienced leadership team, owning more than 40% of our equity, have delivered industry-leading investment returns for shareholders. In 2018, corporate revenues were $2.8 billion ($3.3 billion including affiliates), with more than $26 billion of assets under management.

Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Forward-Looking Statements
Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar expressions suggesting future outcomes or events. Colliers believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for Colliers’ services and the cost of providing services; (ii) the ability of Colliers to implement its business strategy, including Colliers’ ability to identify and acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in the Annual Information Form of Colliers for the year ended December 31, 2018 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:

John B. Friedrichsen
Global Chief Financial Officer
(416) 960-9500

MEDIA CONTACT:

Carolyn Merchant
Global Director, Communications
carolyn.merchant@colliers.com
(647) 218-1579